Mail Stop 3561

July 24, 2007

Mr. William Alverson
Chief Executive Officer
95 Argonaut Street, First Floor
Aliso Viejo, California 92656

> **Re: Travelstar, Inc. (formerly "Joystar, Inc.")**
> **Registration Statement on Form SB-2**
> **Filed December 19, 2006**
> **File No. 333-139461**

Dear Mr. Alverson:

We have reviewed your response letter dated July 19, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 2 to Form SB-2

Management's Discussion and Analysis, page 23

- Liquidity and Capital Resources

1. Please expand your liquidity discussion to cover both the interim period ended March 31, 2007 and the two-year period covered by the audited financial statements, using period-to-period comparisons or any other format to enhance the reader's understanding. Refer to Item 303(b) of Regulation S-B.

Interim Financial Statements for the three months ended March 31, 2007

2. Please revise to clearly disclose that all financial statements as of and for the three months ended March 31, 2007 and March 31, 2006 are "unaudited."

Statements of Operations, page F-3

3. We note from your statement of operations for the three month periods ended March 31, 2007 and 2006 that the change in the fair value of your outstanding warrants resulted in a gain of $1,437,264 for the three months ended March 31, 2007 versus a loss of $940,502 for the three months ended March 31, 2006. Please revise MD&A and the notes to your interim financial statements to discuss the factors responsible for the significant change in the fair value of your warrants during the three months ended March 31, 2007 as compared to the comparable period of the prior year.

Statements of Cash Flows as of March 31, 2007

4. We note your presentation of stock issued for deferred compensation as a "non-cash add in" under net cash provided by financing activities on the face of the statements of cash flows. Please revise to include this amount under "adjustments to reconcile net loss to net cash used in operating activities" on the face of the statements of cash flows.

Notes to the Unaudited Interim Financial Statements

- General

5. Please revise your notes to the financial statements to include disclosure of the June 2007 amendment of the Articles of Incorporation that changed the name of the Company from Joystar, Inc. to Travelstar, Inc. and increased authorized capital from 50,000,000 shares of common stock to 200,000,000 shares of common stock as a subsequent event.

Notes to the Audited Financial Statements

Note 2. Significant Accounting Policies

- Revenue Recognition, page F-7

6. We note from your response to our prior comment 4 that you recognize override revenue and co-op marketing revenue based on an estimate of your attainment of various threshold levels of sales. However, we continue to believe that because this revenue is contingent on producing a certain level of bookings or sales,

revenue should be recorded either upon final measurement, or recognized for the amount of the contingent payment that would be due under the agreement at any point in time (e.g., end of reporting period) as if the agreement was terminated at that date, provided the amount is realizable. See EITF Topic D-96. If the amount of override and co-op marketing revenue is material, please revise to recognize revenue in accordance with EITF Topic D-96.

- Accrued Liability Related to Warrants and Stock Purchase Rights

7. We note your response to our prior comment number 7 and the disclosures that have been provided in Note 2 to your financial statements which indicates that outstanding stock options have been excluded from the calculation of your derivative liability because of the guidance in FSP FAS 123R-1. While we agree that stock options issued to employees in exchange for past or future services that are subject to SFAS No.123R or that became subject to SFAS No.123R upon adoption should continue to be subject to the recognition and measurement provisions of SFAS No.123R throughout the life of the instrument, unless its terms are modified when the holder is not longer an employee, we are still unclear as to why you have not accounted for stock options issued to employees as liabilities pursuant to the guidance in paragraph 32 of SFAS No. 123R. Since you do not have an adequate number of authorized shares to satisfy outstanding options and warrants at December 31, 2006 and March 31, 2007, it appears you could be required to settle your outstanding options by transferring cash or other assets to the option holders in settlement of the options. As a result, it appears they should be accounted for as liabilities in accordance with the guidance in SFAS No.123R.

Note 5. Capital Stock
Common Stock

8. We note from your response to our prior comment 8 that you revised Note 5 to include disclosure of the warrants issued during 2006. However, we do not believe that your revised disclosure adequately addresses our previous comment. As previously requested, for each of the transactions in which warrants were issued during 2006, please disclose the nature of the consideration received for the warrants and the related accounting treatment used.

9. We note from your response to our prior comment 9 that shares issued for services during 2006 were valued based on the closing stock price on the day the shares were issued. Please explain to us why it appears that for each transaction in which stock was issued for services, the fair value of the stock issued for services is higher than the value of stock issued for cash in the same period. We would expect that the closing stock price on the day the shares were issued for services would approximate the price of stock issued for cash during the same

period. Also, please revise Note 5 to disclose how the value of the stock issued in non-cash transactions during 2006 was calculated or determined. Additionally, please tell us how you valued the 82,439 common shares issued for services during the three months ended September 30, 2006 for a total of $69,394, plus deferred compensation of $54,000. The stock valued in this transaction appears to be approximately $1.50 per share which is significantly higher than in any other transaction during this time.

Updated Financial Statements

10. The financial statements should be updated, as necessary to comply with Rule 3-10 (g) of Regulation S-B at the effective date of the registration statement.

11. Provide a currently dated consent from the independent public accountant in the next amendment.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief